                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 -----------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 5)*
                          Dominion Bridge Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)
                    Common Stock, par value $.001 per share

-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0002571921

-------------------------------------------------------------------------------
                                (CUSIP Number)

               Douglas A. Gerrard, Deere Park Equities, L.L.C.,
                          40 Skokie Boulevard, Suite 110,
             Northbrook, IL  60062; Telephone no.  (847) 509-8500

-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 28, 1998

-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Dominion Park, L.L.C.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                            (b)
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

--------------------------------------------------------------------------------
       NUMBER OF        7       SOLE VOTING POWER
        SHARES                  0
                     -----------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 6,513,499
                     -----------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 0
                     -----------------------------------------------------------
     PERSON WITH       10       SHARED DISPOSITIVE POWER
                                6,513,499
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          6,513,499
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.52%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


---------------------------
(1) The filing person is also filing this Schedule 13D in its individual capacity.

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Deere Park Equities, L.L.C.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois

--------------------------------------------------------------------------------
   NUMBER OF            7       SOLE VOTING POWER
    SHARES                      0
                     -----------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     6,513,499
                     -----------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
  REPORTING                     0
                     -----------------------------------------------------------
 PERSON WITH            10      SHARED DISPOSITIVE POWER
                                6,513,499
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           6,513,499
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.52%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------


-------------------------
(1) The filing person is also filing this Schedule 13D in its individual capacity.

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
         Deere Park Capital Management, Inc.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                           (b)  / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
--------------------------------------------------------------------------------

   NUMBER OF           7      SOLE VOTING POWER
    SHARES                    0
                     -----------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER
   OWNED BY                   6,619,999
                     -----------------------------------------------------------
     EACH              9      SOLE DISPOSITIVE POWER
  REPORTING                   0
                     -----------------------------------------------------------
 PERSON WITH           10     SHARED DISPOSITIVE POWER
                              6,619,999
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON: 6,619,999
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.84%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


-----------------------------
(1) The filing person is also filing this Schedule 13D in its individual capacity.

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
         Riverwood Investments, L.L.C.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                           (b)  / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
   NUMBER OF            7       SOLE VOTING POWER
    SHARES                      0
                     -----------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     6,513,499
                     -----------------------------------------------------------
     EACH               9       SOLE DISPOSITIVE POWER
   REPORTING                    0
                     -----------------------------------------------------------
  PERSON WITH           10     SHARED DISPOSITIVE POWER
                               6,513,499

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON: 6,513,499
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.52%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


-------------------------
(1) The filing person is also filing this Schedule 13D in its individual capacity.

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
         Douglas A. Gerrard

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                           (b)

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
  NUMBER OF             7       SOLE VOTING POWER
   SHARES                       0
                     -----------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     6,619,999
                     -----------------------------------------------------------
     EACH               9      SOLE DISPOSITIVE POWER
   REPORTING                   0
                     -----------------------------------------------------------
 PERSON WITH            10     SHARED DISPOSITIVE POWER
                               6,619,999
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,619,999
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.84%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


---------------------------
(1) The filing person is also filing this Schedule 13D in his individual capacity.

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          STG Investments, Ltd.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Liberia

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7       SOLE VOTING POWER
                                0
                     -----------------------------------------------------------
    BENEFICIALLY        8       SHARED VOTING POWER
      OWNED BY                  0
                     -----------------------------------------------------------
   EACH REPORTING       9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
     PERSON WITH        10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Leonard Feldman

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /X/(1)
                                                            (b)

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------
  NUMBER OF             7       SOLE VOTING POWER
   SHARES                       0
                     -----------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
  OWNED BY                      12,134,689
                     -----------------------------------------------------------
EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
 PERSON WITH            10      SHARED DISPOSITIVE POWER
                                12,134,689
                                warrants to be issued.  See Item 4.)
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,134,689
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.21%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------


---------------------------
(1) The filing person is also filing this Schedule 13D in his individual capacity.

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Lamar Investments, Inc.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/(1)
                                                            (b)

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois
--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   5,514,690
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH         10       SHARED DISPOSITIVE POWER
                                5,514,690
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           5,514,690
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.18%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

(1) The filing person is also filing this Schedule 13D in its individual capacity.

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          DBAE Venture, LLC

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  /X/
                                                            (b)

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
   NUMBER OF            7       SOLE VOTING POWER
    SHARES                      0
                     -----------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     0 (Excludes warrants which may be issued.
                                See Item 4.)
                     -----------------------------------------------------------
 EACH REPORTING         9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
  PERSON WITH           10      SHARED DISPOSITIVE POWER
                                0 (Excludes warrants which may be issued.
                                See Item 4.)
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 (Excludes warrants which may be issued. See Item 4.)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

     CUSIP No.:  0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Wellgate International Ltd. (2)

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7       SOLE VOTING POWER
                                2,179,862
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                2,179,862
                     -----------------------------------------------------------
   PERSON WITH          10      0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           2,179,862
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

(2) The filing person is filing a separate Schedule 13D in its individual capacity.

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Michel L. Marengere (2)

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER
    OWNED BY                    2,179,861
                     -----------------------------------------------------------
 EACH REPORTING         9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
  PERSON WITH           10      SHARED DISPOSITIVE POWER
                                2,179,861

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,179,861
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

(2) The filing person is filing a separate Schedule 13D in his individual capacity.

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Fidutech Technologies, Inc.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER
    OWNED BY                    0
                     -----------------------------------------------------------
 EACH REPORTING         9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Nicolas Matossian (2)

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   2,179,861
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                2,179,861

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,179,861
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

(2) The filing person is filing a separate Schedule 13D in his individual capacity.

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Greyhorse Resources (Canada) Ltd.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7       SOLE VOTING POWER
                                0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
         Chris Theodoropoulos

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                           (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER
                                0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
         Olivier Despres

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                           (b)  / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER
    OWNED BY                    0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          J. Arthur Gelinas

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER
                                0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10       SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Robert Chartier

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
    OWNED BY                    0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Jacques Delorme

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
  NUMBER OF SHARES      7       SOLE VOTING POWER
                                0
                     -----------------------------------------------------------
    BENEFICIALLY        8       SHARED VOTING POWER
      OWNED BY                  0
                     -----------------------------------------------------------
   EACH REPORTING       9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
    PERSON WITH         10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Servidel Inc.

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
      SHARES                    0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Vitold Jordan

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
     SHARES                     0
                     -----------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER
    OWNED BY                    0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                /X/

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Ted Shtym

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
     NUMBER OF          7       SOLE VOTING POWER
      SHARES                    0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Rosalba Nespeca

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
    NUMBER OF           7       SOLE VOTING POWER
      SHARES                    0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
   EACH REPORTING       9        SOLE DISPOSITIVE POWER
                                 0
                     -----------------------------------------------------------
    PERSON WITH         10       SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Micheline Prud'homme

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
   NUMBER OF            7       SOLE VOTING POWER
    SHARES                      0
                     -----------------------------------------------------------
  BENEFICIALLY          8       SHARED VOTING POWER
    OWNED BY                    0
                     -----------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

     CUSIP No.: 0002571921

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Rene Amyot

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  / /
                                                            (b)  / /

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

--------------------------------------------------------------------------------
     NUMBER OF          7       SOLE VOTING POWER
      SHARES                    0
                     -----------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                     -----------------------------------------------------------
   EACH REPORTING       9       SOLE DISPOSITIVE POWER
                                0
                     -----------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     No change.

ITEM 2.  IDENTITY AND BACKGROUND.

     The following information is hereby added to Item 2:

     (a) This statement is filed by those persons previously included in Item 2 as reporting persons, together with Lamar Investments, Inc., an Illinois corporation ("Lamar"), DBAE, Venture, LLC, a Delaware limited liability company ("DBAE") and Riverwood Investments, L.L.C., a Delaware limited liability company ("Riverwood"). The manager of DBAE is an entity wholly controlled by Gerrard and Feldman. This Statement is also filed by each of Dominion Park, the LLC, DPCM, Riverwood, Lamar, Gerrard and Feldman in their individual capacities.

The purpose of this Amendment No. 5 is to report:

              (i)    the interest of Feldman as a shareholder in DPCM.

              (ii) the redemption of Wellgate's interest in Dominion Park and related transactions, which occurred on April 28, 1998, and terminated Wellgate's, FTI's, Greyhorse's, Servidel's and Management's interests in the shares of the Company, including shares of the Company owned by Dominion Park and other shares of the Company owned by Wellgate or Management;

              (iii) the withdrawal of Wellgate, FTI, Greyhorse, Servidel and Management as Group Members;

              (iv) Dominion Park's contribution of 2,110,100 shares of the Company (the "Contributed Shares") to the LLC and the admission of Dominion Park as a Class C Member of the LLC; and

               (v) the issuance of convertible notes and warrants in connection with the financing described herein.

       (b) The addresses of each of Lamar, DBAE and Riverwood is 40 Skokie Boulevard, Suite 110, Northbrook, IL 60062. The address of the LLC, DPCM and the business address of Gerrard and Feldman has changed to 40 Skokie Boulevard, Suite 110, Northbrook, IL 60062.

       (c) The principal business of each of Lamar and Riverwood is investing in securities. The principal business of DBAE is merchant banking and investing in securities.

       (d) Neither Lamar, DBAE nor Riverwood has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Neither Lamar, DBAE nor Riverwood has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Lamar is an Illinois corporation, DBAE is a Delaware limited liability company and Riverwood is a Delaware limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The consideration used by Dominion Park to acquire Wellgate's interest in Dominion Park and Management's other interest in the Company was 775,000 shares of common stock of American Eco Corporation (the "American Eco Shares").

       Dominion Park obtained the American Eco Shares under a Letter Agreement dated as of April 27, 1998 among Dominion Park, Riverwood, the LLC, Wellgate, Marengere and Matossian (the "Riverwood Letter Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated by reference, pursuant to which Riverwood contributed the American Eco Shares to Dominion Park and was admitted as a member of Dominion Park.

       Riverwood had obtained the American Eco Shares under an Admission Agreement, dated as of April 24, 1998, between DPCM and Riverwood (the "DPCM Admission Agreement") and an Admission Agreement, dated as of April 24, 1998, between the LLC and Riverwood (the "LLC Admission Agreement"), copies of which are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference, pursuant to which the LLC and DPCM contributed the American Eco Shares to Riverwood, and were admitted as members of Riverwood. Prior to the LLC's admission to Riverwood, STG, a Class C member of the LLC (as previously described in Item 3 of the original Schedule 13D), contributed 387,000 of the American Eco Shares to the LLC. The balance of the 388,000 shares were purchased by the LLC and DPCM on the open market.

ITEM 4.  PURPOSE OF TRANSACTIONS.

       Feldman, through the Feldman Declaration of Trust, acquired ownership of 50% of the equity of DPCM. Therefore, for purposes of this Schedule 13D, beneficial ownership attributed to DPCM is now also attributed to Feldman.

       Each of the original Group Members (now deemed to include Feldman) originally purchased his, her or its shares of common stock for investment purposes and the Group was formed with the intention of combining the holders of a significant minority interest in the Company so as to attempt to cohesively exercise greater influence over the policies and direction of the Company and implement management's strategic plan for the Company. Eventually, certain of the Group Members, namely, the LLC, DPCM and Gerrard, differed with Management regarding such strategic plan and the Group Members determined that it was in their mutual interest for Dominion Park to redeem Wellgate's interest in Dominion Park and otherwise terminate Management's interest in the Company. The transactions described below were intended to accomplish that objective.

       Pursuant to the terms of a Redemption Agreement dated April 28, 1998 among Dominion Park, Deere Park, Lamar, Riverwood, Wellgate, Marengere, Matossian and Amyot (the

"Redemption Agreement"), a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, Wellgate sold to Dominion Park all of Wellgate's right, title and interest in (a) Dominion Park, (b) 2,023,399 shares of common stock of the Company(2), and (c) any indirect interest Management or any other person or entity may have in any of the foregoing.
In return for Wellgate's sale of the foregoing, Dominion Park transferred to Wellgate, the American Eco Shares previously contributed to Dominion Park by Riverwood. As a result of the transactions effected by the Redemption Agreement, Wellgate no longer holds any right, title or interest in Dominion Park or any assets of Dominion Park. None of FTI, Greyhorse, Servidel or Management currently holds any shares of the Company's common stock, although Wellgate, Matossian and Marengere beneficially own equity securities of the Company due to the financing transaction described in Item 4 below. Additionally, Marengere and Matossian no longer serve as managers of Dominion Park. Gerrard and Feldman remain as the managers of Dominion Park and do not intend to replace Marengere and Matossian.

       As of the date of the filing of this Amendment No. 5, after giving effect to the transactions effected by the Redemption Agreement, Dominion Park's assets include 4,403,399 shares of the Company's common stock and a Class C membership interest in the LLC, which was received in exchange for the contribution by Dominion Park of 2,110,100 shares of the Company's common stock. Dominion Park was previously admitted as a Class C Member of the LLC pursuant to the terms of an Admission Agreement dated as of March 16, 1998 (the "DP Admission Agreement"), a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. Under the Operating Agreement (a copy of which was previously filed as Exhibit 1 to the originally filed Schedule 13D), as supplemented by the DP Admission Agreement, Dominion Park transferred the ownership of the Contributed Shares to the LLC. In addition, under the Operating Agreement, as supplemented by the DP Admission Agreement, the LLC was obligated to vote and dispose of the Contributed Shares pursuant to the terms of that certain Letter Agreement dated August 19, 1997, as amended (a copy of which was previously filed as Exhibit 3 to the originally filed Schedule 13D). Therefore, for purposes of Section 13 of the Exchange Act and the beneficial ownership requirements of the Act, the beneficial ownership previously reported by the LLC and Dominion Park did not change. Dominion Park was admitted as a Class C member of the LLC for financial accounting purposes.

       Concurrently with the transactions effected by the Redemption Agreement, Lamar, which is wholly-owned by Feldman and therefore is an affiliate of Deere Park and Dominion Park, and Wellgate entered into a Credit Agreement dated as of April 6, 1998 among Lamar and Wellgate, as Lenders, Groupe Cedar Canada Inc., as Borrower, and the Company, Dominion Bridge, Inc., Steen Contractors Limited, Industries Davie Inc., Cedar Group Australia Pty Limited, Les Entrepreneurs Becker Inc., Becker Contractors Limited, and MIL Intermodal Inc. as Subsidiary Guarantors (the "Lamar/Wellgate Credit Agreement"), a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference. Pursuant to the Lamar/Wellgate Credit Agreement, Lamar agreed to make revolving credit loans available to Groupe Cedar in a maximum aggregate amount of U.S. $10 million and Wellgate loaned to Groupe Cedar U.S. $4.8 million.


------------------------------

(2) These 2,023,399 shares were owned by Wellgate pursuant to transfers from Management of those 2,057,160 shares of Common Stock (including the Guaranty Shares) over which Dominion Park was previously granted a proxy. Due to the transactions described herein, Dominion Park no longer holds a proxy over those shares, but rather directly owns the 2,023,399 shares.

       In connection with the Lamar/Wellgate Credit Agreement, Lamar was issued a convertible note, under which unpaid principal may be converted at any time, at the option of the holder into shares of the Company's common stock. Lamar also will be issued warrants to purchase up to 1,668,536 shares of the Company's common stock as funding under the Credit Agreement occurs. Initial funding of Lamar's lending under the Credit Agreement occurred on April 29, 1998 and Lamar expects to fund the entire amount of the facility within 60 days of the date of the initial funding. Wellgate also was issued a convertible note, under which unpaid principal may be converted at any time, at the option of the holder into shares of the Company's common stock, as well as warrants to purchase 333,708 shares of the Company's common stock.

       To obtain temporary funding for revolving credit loans made by it under the Lamar/Wellgate Credit Agreement, Lamar entered into a Loan and Security Agreement with DBAE (the "DBAE Loan Agreement"), a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference, pursuant to which DBAE made a term loan to Lamar in the principal amount of U.S. $10 million. In consideration of the loan under the DBAE Loan Agreement, Lamar may transfer to DBAE up to one-third of the warrants issued to Lamar pursuant to the Lamar/Wellgate Credit Agreement.

       The source of funding for the U.S. $4.8 million loan by Wellgate under the Lamar/Wellgate Credit Agreement was payments made to corporations controlled by Marengere and Matossian and to Amyot under separate Settlement, Release and Discharge Agreements between the Company and each of them. Pursuant to these agreements, concurrently with the transactions effected by the Redemption Agreement, Messrs. Marengere, Matossian and Amyot resigned as directors of the Company and its affiliates and resigned from all offices they held in the Company and its affiliates. Messrs. Marengere, Matossian and Amyot will remain as paid consultants to Lamar for a period of three years. It is expected that Feldman and Gerrard will nominate or influence the selection of replacements for Marengere, Matossian and Marengere as directors (at such time as additional directors may be nominated, there being no current plans to replace them as directors of the Company) and of officers of the Company and its affiliates. Allen Gerrard, the father of Douglas Gerrard, is a director of the Company and became the Interim Chief Executive Officer of the Company on April 29, 1998.

       The Company maintains a Rights Plan which provides for the issuance of rights to purchase common equivalent shares of the Company at a 50% discount to the then current market price in the event that certain persons acquire beneficial ownership of more than 15% of the Company's outstanding common shares. The Group Members are exempt from the operation of the Rights Plan so long as they do not acquire beneficial ownership of more than 23% of the Company's outstanding shares. The transactions described herein have resulted in the Group Members acquiring beneficial ownership of 31.21% of the Company's outstanding shares. The Company's Board of Directors has amended the Rights Plan to delay the distribution of the rights until 45 days after the closing (April 28, 1998) of the transactions described herein. The Group Members understand that during this 45 day period the Board of Directors of the Company will evaluate the operation of the Rights Plan with respect to the transactions described herein. At this time, the Group Members have no intention of disposing of shares of common stock of the Company in order to comply with the beneficial ownership limitation imposed on them by the Rights Plan.

       As a result of the transactions described above, Dominion Park, the LLC, DPCM, Riverwood, Gerrard, Feldman, Lamar and DBAE (collectively, the remaining Group Members) will no longer act with Management, namely, Marengere, FTI, Matossian, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Servidel, Jordan, Shytm, Nespeca, Prud'homme, Amyot and Wellgate. However, the remaining Group Members intend to develop and support the Company's remaining management and any new management employed by the Company. The remaining Group Members intend to retain their interests in the Company but will continually assess the market for the common stock, as well as the Company's financial position and operations. They do not have any definitive plans to acquire additional shares of common stock at the present time, whether upon conversion of the convertible note or exercise of the warrants issued under the Lamar/Wellgate Credit Agreement (which provide conversion and exercise prices in excess of the current market value of the common stock) or otherwise. However, they may determine to acquire additional shares in the future depending on, among other things, the prevailing market price of the common stock and their assessment of the Company's business, financial condition and prospects. The remaining Group Members may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the common stock, depending on the same factors.
In making any such determination, the remaining Group Members will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the remaining Group Members and, while currently there are no plans to do so, possibly in combination with others.

       Except as set forth above and subject to the qualifications set forth in the immediately following paragraph, none of the remaining Group Members has any definitive plans or proposals which relate to or would result in any of the following:

       (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

       (c)    A sale or transfer of a material amount of assets of the Company;

       (d) Any material change in the present capitalization or dividend policy of the Company;

       (e) Any other material change in the Company's business or corporate structure;

       (f) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

       (g) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

       (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

       (i)    Any action similar to those enumerated above.

       Although, except as disclosed herein, none of the remaining Group Members has any definitive plans or proposals to engage in any of the transactions specified in paragraphs (a) through (i) of the immediately preceding paragraph, the remaining Group Members intend to actively assess the market for the Company's common stock, the Company's business, financial condition and prospects, alternative investment opportunities, general economic, business and monetary conditions, as well as other factors deemed relevant from time to time. Based on such assessment, it is likely that such persons may consider proposing to the Company one or more acquisitions, divestitures, business combinations, financings or other of such transactions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate percentage of shares of common stock reported owned by each person herein is based upon 33,370,725 shares outstanding, which is the total number of shares of common stock outstanding, as reported by the Company in its definitive proxy statement, filed with the Securities and Exchange Commission on March 5, 1998.

              Each of Dominion Park, the LLC and Riverwood beneficially owns 6,513,499 shares of common stock, representing approximately 19.52% of the number of issued and outstanding shares of common stock as of April 28, 1998.

              DPCM and Gerrard beneficially own 6,619,999 shares of common stock, representing approximately 19.84% of the number of issued and outstanding shares of common stock as of April 28, 1998.

              Feldman beneficially owns 12,134,689 shares of common stock, representing aproximately 31.21% of the issued and outstanding shares of common stock after giving effect to a conversion of the convertible note and warrants issued and to be issued to Lamar.

              FTI, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Servidel, Jordan, Shtym, Nespeca, Prud'homme and Amyot beneficially own no shares of common stock of the Company as of April 28, 1998.

              Wellgate, Marengere and Matossian beneficially own 2,179,861 shares of common stock, representing approximately 6.1% of the number of issued and outstanding shares of common stock after giving effect to a conversion of the convertible note and warrants issued to Wellgate.

              Lamar beneficially owns 5,514,690 shares of common stock, representing approximately 14.18% of the issued and outstanding shares of common stock after giving effect to a conversion of the convertible notes and warrants issued and to be issued to Lamar.

              Neither STG or DBAE beneficially owns any shares of the Company's common stock. DBAE may acquire from Lamar up to one-third of the warrants issued to Lamar pursuant to the Lamar/Wellgate Credit Agreement.

       (b) Each of the LLC and Gerrard shares the power to vote and dispose of the shares of common stock beneficially owned by it or him with the other. Each of DPCM and Riverwood shares the power to vote and dispose of the shares of common stock beneficially owned by it with the other. Each of DPCM, Gerrard and Feldman shares the power to vote and dispose of the shares of common stock beneficially owned by it or him with the others. Each of Lamar and Feldman share the power to vote and dispose of the shares of common stock beneficially owned by it or him with the other.

       (c) Other than has been described herein, no Group Member has entered into any transactions in the Company's common stock since the most recent
Schedule 13D filing.

       (d) Except as set forth in Item 4 hereof, no person other than the LLC, DPCM, Riverwood, Gerrard or Feldman is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by such persons, as set forth in Item 5(a) above and no person other than each remaining respective Group Member is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock owned by such Group Member, if any.

       (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       As described in Item 4, Dominion Park, the LLC, DPCM, Riverwood, Lamar, DBAE, Gerrard and Feldman will not act with Management. Management, namely, Marengere, FTI, Matossian, Greyhorse, Theodoropoulos, Despres, Gelinas, Chartier, Delorme, Servidel, Jordan, Shtym, Nespeca, Prud'homme, Amyot and Wellgate, are no longer Group Members.

       Each of Lamar and DBAE has executed a Joint Filing Agreement, dated as of April 28, 1998, (the "Joint Filing Agreement"), pursuant to Rule 13d-1(f) of the Exchange Act, pursuant to which such Group Members granted a power of attorney in favor of Gerrard to execute on their behalf this Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the Securities and Exchange Commission on behalf of such Group Members. A copy of the Joint Filing Agreement is attached hereto as Exhibit 8 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       1.     Riverwood Letter Agreement

       2.     DPCM Admission Agreement

       3.     LLC Admission Agreement

       4.     Redemption Agreement

       5.     DP Admission Agreement

       6.     Lamar/Wellgate Credit Agreement

       7.     DBAE Credit Agreement

       8.     Joint Filing Agreement

                                     SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1998
                                                  /s/ Douglas A. Gerrard
                                                 ------------------------------
                                                      Douglas A. Gerrard